CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Metalla Royalty & Streaming Ltd.

We, KPMG LLP, consent to the use of:

  our Report of Independent Registered Public Accounting Firm dated September 26, 2019 on the consolidated financial statements of Metalla Royalty & Streaming Ltd., which comprise the consolidated statement of financial position as at May 31, 2019, the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the year then ended, and the related notes; and

  our Independent Auditors’ Report dated September 26, 2018 on the consolidated financial statements of Metalla Royalty & Streaming Ltd., which comprise the consolidated statement of financial position as at May 31, 2018, the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information;

included in this Annual Report on Form 40-F.

Our Report of Independent Registered Public Accounting Firm dated September 26, 2019 contains an explanatory paragraph that states that the Company has changed its accounting policies for revenue and financial instruments as of June 1, 2018 due to the adoption of IFRS 15 Revenue from Contracts with Customers, and IFRS 9 Financial Instruments.

/s/ KPMG LLP

Chartered Professional Accountants
September 26, 2019
Vancouver, Canada